UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Edwards, S. Eugene
   One Valero Place
   San Antonio, TX  78212
   USA
2. Issuer Name and Ticker or Trading Symbol
   Valero Energy Corporation
   VLO
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   01/31/99
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, $.01 par valu|01/21/|A(1)|V|910               |A  |           |                   |      |                           |
e                          |99    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|01/21/|M   | |1,500             |A  |           |                   |      |                           |
e                          |99    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|01/21/|F   | |502               |D  |$19.25     |                   |      |                           |
e                          |99    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|01/28/|F   | |294               |D  |$17.78     |9,651              |D     |                           |
e                          |99    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|      |    | |                  |   |           |10,608.619         |I(2)  |401(k) Plan                |
e                          |      |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
  Performance Shares (|(3)     |01/21|A   |V|5,000      |A  |(3)  |01/21|Common Stock|5,000  |       |5,000       |D  |            |
Award)                |        |/99  |    | |           |   |     |/02  |            |       |       |            |   |            |
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  Performance Shares (|1 for 1.|01/21|M   | |1,500      |D  |01/21|01/29|Common Stock|1,500  |       |2,000       |D  |            |
Settlement)           |5       |/99  |    | |           |   |/99  |/01  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Award of restricted stock under the Valero Energy Corporation Executive Stock Incentive Plan.
(2) The information presented is based on plan balances as of January 31, 1999. The information does not reflect transactions and holdings subsequent to the date that are eligible for deferred reporting on Form
5.
(3) Award of performance shares under the Valero Energy Corporation Executive Stock Incentive Plan. The performance shares vest incrementally over a three year period and are payable in common stock in amounts ranging from zero to 200 percent of the performance shares.
SIGNATURE OF REPORTING PERSON
/s/ S. Eugene Edwards
DATE
02/09/99